Exhibit 99.1

NEWS RELEASE

Toronto, August 11, 2021

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Record Q2 and H1 Results

2021 Guidance Increased

“Franco-Nevada is on track to achieve record results in 2021, thanks to both organic growth and the acquisitions completed in the first half of the year. The diversified portfolio performed well in the second quarter and, with the first Vale Royalty Debenture contribution, delivered record GEOs, revenue, Adjusted EBITDA and Adjusted Net Income”, stated Paul Brink, President & CEO. “Franco-Nevada generated Adjusted EBITDA of $290.0 million in the quarter, has no debt and has $197.7 million in cash and cash equivalents. Our revenue-based business model is particularly attractive during periods of industry cost inflation, as reflected in earnings, Adjusted EBITDA and Margins that are at or close to record highs. We have raised the bottom end of our GEOs sold guidance and, with the recovery in energy prices, have materially increased our Energy revenue guidance for the year.”

		H1/2021		Q2/2021
	Record H1 results	vs	Record Q2 results	vs
		H1/2020		Q2/2020
GEOs[1] sold	316,431	+32%	166,856	+60%
Revenue	$656 million	+50%	$347.1 million	+78%
Net income	$346.8 million ($1.82/share)	+$351.2 million	$175.3 million ($0.92/share)	+86%
Adjusted Net Income[2]	$343.5 million ($1.80/share)	+71%	$182.6 million ($0.96/share)	+99%
Adjusted EBITDA[3]	$552.7 million	+58%	$290 million	+83%
Margin[4]	84.3%	+5%	83.5%	+3%

Strong Financial Position

●	No debt and $1.4 billion in available capital as at June 30, 2021
●	Generated $245.2 million in operating cash flow for the quarter
●	Quarterly dividend of $0.30/share

Sector-Leading ESG

●	Ranked #1 gold company by Sustainalytics, AA by MSCI and Prime by ISS ESG
●	Committed to the World Gold Council’s “Responsible Gold Mining Principles”
●	Contributing to help communities through the COVID-19 crisis
●	Goal of 40% diverse representation at the Board and top leadership levels

Diverse, Long-Life Portfolio

●	Most diverse portfolio by asset, operator and country
●	Core assets outperforming
●	Growth in long-life reserves

Growth and Optionality

●	Guiding to 25% growth in revenue over 5 years
●	Acquisitions, mine expansions and new mines driving growth
●	Long-term options in gold, copper and nickel
●	BHP aims to advance Ring of Fire properties

Quarterly revenue and GEOs sold by commodity
	Q2/2021		Q2/2020
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
Gold	109,064	$194.9	79,758	$136.6
Silver	24,884	45.0	11,630	20.2
PGMs	11,989	22.0	11,367	21.4
Other Mining Assets	20,919	37.9	1,575	2.6
Mining	166,856	$299.8	104,330	$180.8
Oil	—	25.2	—	6.7
Gas	—	18.0	—	5.4
NGL	—	4.1	—	2.5
	166,856	$347.1	104,330	$195.4

H1 revenue and GEOs sold by commodity
	H1/2021		H1/2020
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
Gold	216,069	$384.9	185,509	$303.6
Silver	52,350	92.7	25,512	42.3
PGMs	23,487	41.5	25,246	44.0
Other Mining Assets	24,525	44.5	3,004	4.9
Mining	316,431	$563.6	239,271	$394.8
Oil	—	51.1	—	23.9
Gas	—	32.5	—	11.2
NGL	—	8.8	—	6.0
	316,431	$656.0	239,271	$435.9

For Q2/2021, revenue was sourced 86.4% from Mining assets (56.2% gold, 13.0% silver, 6.3% PGM and 10.9% other mining assets). Geographically, revenue was sourced 91.7% from the Americas (33.4% South America, 25.9% Central America & Mexico, 19.1% U.S. and 13.3% Canada).

Portfolio Additions

Vale Royalty Debentures: As previously announced, on April 16, 2021, the Company acquired 57 million of Vale S.A.’s (“Vale”) outstanding participating debentures (“Royalty Debentures”) for $538 million. Royalty payments are made on a semi-annual basis on March 31st and September 30th of each year reflecting sales in the preceding half calendar year period. Franco-Nevada has estimated its attributable royalty payment for the six-month period from January 1, 2021 to June 30, 2021 to be $28.0 million. This amount represents our accrual estimate for two quarters’ worth of royalty payments. The first payment for the H1/2021 period will be payable to the Company on September 30, 2021.

Increased 2021 Guidance

Based on the strong results year-to-date, Franco-Nevada now anticipates GEO sales for 2021 to be near the higher end of the previously announced guidance and has revised the GEOs sold guidance range to 590,000 to 615,000 GEOs. Franco-Nevada is also pleased to raise its Energy revenue guidance to reflect higher commodity prices. Energy revenue guidance is now expected to range from $155 to $170 million, an increase from the prior range of $115 to $135 million. Commodity prices used in our revised guidance are the following: $1,800/oz Au, $25.00/oz Ag, $1,000/oz Pt, $2,700/oz Pd, $150/t Fe 65% CFR China, $60/barrel WTI and $2.75/mcf Henry Hub.

Please see our annual MD&A for more details on our guidance and see “Forward-Looking Statements” below.

Q2/2021 Portfolio Updates

Gold Equivalent Ounces Sold: GEOs sold for the quarter were 166,856, an increase of 59.9% from the 104,330 sold in Q2/2020. Higher contributions from our largest streams as well as the additions of the Vale Royalty Debentures and Condestable stream were slightly offset by lower production from Hemlo. Further, the impact of COVID-19 on our assets continued to be minimal this quarter, in comparison to Q2/2020, where a number of our assets were impacted by suspensions of production.

South America:

●	Antamina (22.5% silver stream) – GEOs delivered and sold were significantly higher in Q2/2021 than in Q2/2020, which was impacted by a temporary suspension of production. In addition, higher silver prices in the current period have resulted in a more favourable GEO conversion ratio. We expect Antamina silver deliveries to remain strong for the remainder of 2021.
●	Antapaccay (gold and silver stream) – GEOs delivered and sold greatly increased in Q2/2021. Concentrate shipments in the prior year period were delayed due to the COVID-19 pandemic.
●	Candelaria (gold and silver stream) – GEOs delivered and sold increased in Q2/2021 relative to Q2/2020. Production at Candeleria was higher this quarter than in the same quarter in the previous year due to higher mill throughput. Lundin reported that due to changes in mine sequencing, it reduced 2021 copper and gold production guidance. Gold production guidance is now 85,000-90,000 ounces on a 100% basis, down from 95,000-100,000 ounces. Lundin is also reviewing the impacts of changes on the operation’s life of mine plan. Preliminary plans anticipate production forecasts to be 10-15% lower for 2022 and 2023.
●	Condestable (gold and silver stream) – Franco-Nevada received its second quarter of deliveries from the recently acquired stream, with the asset contributing an incremental 3,246 GEOs in Q2/2021.
●	Vale Royalty Debentures (iron ore royalty) – Franco-Nevada accrued an estimated $28.0 million, or 15,493 GEOs, for its attributable royalty payment for the six-month period from January 1, 2021 to June 30, 2021. Due to the timing of the acquisition, this initial accrual represents two quarters’ worth of royalties. Payment is due on September 30, 2021. Future accruals will be on a quarter-by-quarter basis.

Central America & Mexico:

●	Cobre Panama (gold and silver stream) – GEOs delivered and sold more than doubled relative to one year earlier, which was impacted by a suspension of operations due to COVID-19. Cobre Panama’s production in Q2/2021 was a near record of 81.7 kt of copper produced due to increased mill availability, throughput rates and ore grade. Mining is expected to transition to softer ore later in the year and First Quantum is targeting 85 Mtpa of throughput for 2021. First Quantum increased copper production guidance for Cobre Panama to 310,000-335,000 tonnes from 300,000-330,000 tonnes.
●	Guadalupe-Palmarejo (50% gold stream) – GEOs sold from Guadalupe-Palmarejo were significantly higher than in the same quarter in 2020. Production in the prior year period reflected a temporary suspension at the operation to comply with COVID-19 government-mandated measures.

U.S.:

●	Stillwater (5% royalty) – GEOs from Stillwater increased from one year earlier, as higher platinum and palladium prices more than offset lower PGM production during the quarter. For our revised 2021 guidance, we adjusted our price assumptions from $2,200/oz Pd to $2,700/oz Pd, and from $1,100/oz Pt to $1,000/oz Pt.
●	Goldstrike (2-6% royalties) – Production was impacted by planned maintenance shutdowns as well a mechanical failure at the Goldstrike roaster. The roaster is currently working at a reduced rate and work to repair the mill is expected to be completed in Q3/2021. The impact from the reduced production was offset by $7 million in royalties related to prior periods.

Canada:

●	Sudbury (50% gold and PGM stream) – In February 2021, KGHM approved an updated life of mine plan which extends mining operations at the McCreedy West mine for another 5 years. To support this extension of operations, Franco-Nevada agreed to increase its purchase price per GEO effective June 1, 2021, from $800 per ounce to 60% of the prevailing monthly average gold spot price during periods when monthly average gold prices exceed $1,333/oz. When the gold spot price is greater than $2,000/oz, the purchase price is $1,200/oz.
●	Detour Lake (2% royalty) – Kirkland Lake Gold reported continued exploration success, with significant potential for mineral resource growth between the existing Main Pit and planned West Pit, and progress on key growth projects during Q2/2021. A new technical report and life of mine plan is targeted for release during H1/2022.
●	Hemlo (3% royalty & 50% NPI) – Revenue from Hemlo was significantly lower than in Q2/2020 reflecting a decrease in production from grounds where Franco-Nevada has royalty interests and higher costs.
●	Kirkland Lake (1.5-5.5% royalty & 20% NPI) – Kirkland Lake Gold reported that the Macassa #4 Shaft is on track for completion in late 2022. Once completed, production at Macassa is targeted to grow to over 400,000 ounces of gold per year, compared to targeted production of 220,000-255,000 ounces of gold for 2021.
●	LIORC (0.7% royalty) – LIORC declared a cash dividend of C$1.75 per common share, compared to C$0.45 per common share in the prior year quarter. Including this dividend, Franco-Nevada has recouped its initial investment.
●	Canadian Malartic (1.5% royalty) – Agnico Eagle and Yamana reported record quarterly production due to higher grade and recoveries from the ore found deeper in the Malartic pit. Throughout 2021, the mine will continue its transition from the Malartic pit to the Barnat pit. The Odyssey underground project, which is expected to extend the life of the complex to at least 2039, is progressing as planned. Surface drilling is ongoing to infill and expand the East Gouldie zone, where Franco-Nevada’s royalty claims cover a portion of the deposit.
●	Eskay Creek (1% royalty) – In July 2021, Skeena Resources announced a positive pre-feasibility study, outlining average annual production of 249,000 ounces of gold and 7.2 million ounces of silver over a 10-year mine life. Skeena anticipates further increases to the annual production profile as part of a feasibility study expected in Q1/2022.
●	Ring of Fire (1-3% royalties) – In July 2021, BHP and Noront announced a board-supported take-over bid by BHP to acquire all of Noront’s issued and outstanding common shares. The transaction represents a premium offer relative to the indicative offer proposed by Wyloo in May 2021.
●	Red Lake (Bateman) (2% royalty) – In May 2021, Evolution Mining completed the acquisition of all of the issued and outstanding shares of Battle North. The acquisition is expected to create synergies between the Bateman project and Evolution’s existing operations in the region.
●	Valentine Lake (2% royalty) – In July 2021, Marathon Gold announced it had entered into an indicative non-binding term sheet for a project financing facility of $185 million to fund the construction of the project. Marathon also reported positive exploration results from ongoing in-fill drilling of the Berry Deposit.

Rest of World:

●	Tasiast (2% royalty) – In June 2021, Kinross announced a temporary suspension of mill operations due to a fire at its Tasiast mine. Kinross expects to re-start the mill in Q4/2021. The Tasiast 24k project remains on schedule to be completed in mid-2023.
●	Aği Daği (2% royalty) – In April 2021, Alamos announced its filing of an investment treaty claim against the Republic of Turkey for failing to grant routine renewals of key licenses and permits for Alamos’ Kirazli gold mine. Though Franco-Nevada does not have a royalty on the Kirazli mine, cessation of development activities at Kirazli are expected to negatively impact the advancement of the Aği Daği project. Franco-Nevada wrote-off the entire carrying value of $7.5 million associated with this royalty in Q2/2021.

Energy: Revenue from the Energy assets increased to $47.3 million in Q2/2021 compared to $14.6 million in Q2/2020. Revenues were positively impacted by higher realized prices across the portfolio compared to Q2/2020 which were historically low. Revenue in Q2/2021 also reflects the addition of royalty interests in the Haynesville shale play at the end of 2020.

U.S.:

●	Haynesville (various royalty rates) – The portfolio of assets contributed $7.2 million of incremental revenue in Q2/2021, of which $1.2 million was attributable to prior periods.
●	SCOOP/STACK (various royalty rates) – Royalties from SCOOP/STACK more than doubled compared to Q2/2020 with higher realized pricing more than offsetting the impact of reduced drilling by the operators on royalty lands.
●	Permian Basin (various royalty rates) – Royalties from the Permian increased significantly due to higher realized prices offsetting a production decrease from operators in the basin.
●	Marcellus (1% royalty) – Revenue from the Marcellus asset, operated by Range Resources, generated $7.4 million in Q2/2021 versus $4.9 million in Q2/2020, where higher realized NGL and natural gas prices offset slightly lower production volumes.

Canada:

●	Weyburn (NRI, ORR, WI) – Revenue from the Weyburn Unit was $10.6 million in Q2/2021 compared to a loss of $0.6 million in Q2/2020. Revenue in Q2/2020 was negative due to the operating and capital costs in Q2/2020 exceeding sales from the NRI interest due to the low price environment in 2020.

Dividend declaration

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of $0.30 per share. The dividend will be paid on September 30, 2021 to shareholders of record on September 16, 2021 (the “Record Date”). The Canadian dollar equivalent is to be determined based on the daily average rate posted by the Bank of Canada on the Record Date. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (the “DRIP”). Participation in the DRIP is optional. The Company will issue additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment. Non-Canadian and non-U.S. shareholders may potentially participate in the DRIP, subject to the satisfaction of certain conditions. Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information

The complete unaudited Consolidated Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Thursday, August 12, 2021 at 10:00 a.m. Eastern Time to review Franco-Nevada’s Q2/2021 results.

Interested investors are invited to participate as follows:

●	Via Conference Call: Toll-Free: (888) 390-0546; International: (416) 764-8688
●	Conference Call Replay until August 19, 2021: Toll-Free (888) 390-0541; International (416) 764-8677; Code 467266 #
●	Webcast: A live audio webcast will be accessible at www.franco-nevada.com

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
(416) 306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the Canada Revenue Agency, the expected exposure for current and future assessments and available remedies, the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project, the aggregate value of Common Shares which may be issued pursuant to the Company’s at-the-market equity program (the “ATM Program”), and the Company’s expected use of the net proceeds of the ATM Program, if any. In addition, statements (including data in tables) relating to reserves and resources including reserves and resources covered by a royalty, stream or other interest, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources, mine lives and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: the price at which Common Shares are sold in the ATM Program and the aggregate net proceeds received by the Company as a result of the ATM Program; fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES: Cash Costs, Adjusted EBITDA, and Adjusted Net Income are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR. Comparative information has been recalculated to conform to current presentation.

1	GEOs include Franco-Nevada’s attributable share of production from our Mining assets, after applicable recovery and payability factors, and do not include Energy assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold. For Q2/2021, the average commodity prices were as follows: $1,816/oz gold (Q2/2020 - $1,711), $26.69/oz silver (Q2/2020 - $16.38), $1,180/oz platinum (Q2/2020 - $790) and $2,788/oz palladium (Q2/2020 - $1,965), $232/t Fe 65% CFR China (Q2/2020 - $109). For H1/2021 prices, the average commodity prices were as follows: $1,805/oz gold (Q2/2020 - $1,645), $26.47/oz silver (Q2/2020 - $16.65), $1,170/oz platinum (Q2/2020 - $848) and $2,593/oz palladium (Q2/2020 - $2,128), and $212/t Fe 65% CFR China (H1/2020 - $106).
2	Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”): impairment charges related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; unusual non-recurring items; and the impact of income taxes on these items.
3	Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses and finance income; depletion and depreciation; non-cash costs of sales; impairment charges related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; and unusual non-recurring items.
4	Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue.

Reconciliation to IFRS measures:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per share amounts)	2021	2020	2021	2020
Net income (loss)	$175.3	$94.4	$346.8	$(4.4)
Impairment charges	7.5	—	7.5	271.7
Foreign exchange loss and other (income)/expenses	1.2	0.1	1.3	0.2
Tax effect of adjustments	(1.4)	(2.7)	(1.5)	(66.5)
Other tax related adjustments:
Recognition of previously unrecognized deferred tax assets	—	—	(10.6)	—
Adjusted Net Income	$182.6	$91.8	$343.5	$201.0
Basic weighted average shares outstanding	191.0	190.2	191.0	189.6
Adjusted Net Income per share	$0.96	$0.48	$1.80	$1.06

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per share amounts)	2021	2020	2021	2020
Net income (loss)	$175.3	$94.4	$346.8	$(4.4)
Income tax expense (recovery)	29.4	11.5	49.2	(33.4)
Finance expenses	1.1	0.8	1.9	1.9
Finance income	(1.7)	(1.0)	(2.4)	(1.9)
Depletion and depreciation	77.2	52.3	148.4	116.7
Impairment charges	7.5	—	7.5	271.7
Foreign exchange loss and other (income)/expenses	1.2	0.1	1.3	0.2
Adjusted EBITDA	$290.0	$158.1	$552.7	$350.8
Basic weighted average shares outstanding	191.0	190.2	191.0	189.6
Adjusted EBITDA per share	$1.52	$0.83	$2.89	$1.85

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except Margin)	2021	2020	2021	2020
Net income (loss)	$175.3	$94.4	$346.8	$(4.4)
Income tax expense (recovery)	29.4	11.5	49.2	(33.4)
Finance expenses	1.1	0.8	1.9	1.9
Finance income	(1.7)	(1.0)	(2.4)	(1.9)
Depletion and depreciation	77.2	52.3	148.4	116.7
Impairment charges	7.5	—	7.5	271.7
Foreign exchange loss and other (income)/expenses	1.2	0.1	1.3	0.2
Adjusted EBITDA	$290.0	$158.1	$552.7	$350.8
Revenue	347.1	195.4	656.0	435.9
Margin	83.5%	80.9%	84.3%	80.5%

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	At June 30,	At December 31,
	2021	2020
ASSETS
Cash and cash equivalents (note 4)	$197.7	$534.2
Receivables	115.7	93.4
Prepaid expenses and other (note 6)	45.5	36.1
Current assets	$358.9	$663.7

Royalty, stream and working interests, net (note 7)	$5,222.4	$4,632.1
Investments and loan receivable (note 5)	308.2	238.4
Deferred income tax assets	46.7	45.1
Other assets (note 8)	18.9	13.6
Total assets	$5,955.1	$5,592.9

LIABILITIES
Accounts payable and accrued liabilities	$32.8	$40.8
Current income tax liabilities	3.6	12.4
Current liabilities	$36.4	$53.2

Deferred income tax liabilities	115.1	91.5
Other liabilities	4.1	4.4
Total liabilities	$155.6	$149.1

SHAREHOLDERS’ EQUITY
Share capital (note 15)	$5,600.0	$5,580.1
Contributed surplus	17.1	14.0
Retained earnings (deficit)	212.9	(34.4)
Accumulated other comprehensive loss	(30.5)	(115.9)
Total shareholders’ equity	$5,799.5	$5,443.8
Total liabilities and shareholders’ equity	$5,955.1	$5,592.9

Commitments and contingencies (notes 20 and 21)
Subsequent events (note 22)

The accompanying notes are an integral part of these condensed consolidated financial statements and can be found in Q2/2021 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(unaudited, in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Revenue (note 10)	$347.1	$195.4	$656.0	$435.9

Costs of sales
Costs of sales (note 11)	$47.3	$28.0	$87.9	$71.6
Depletion and depreciation	77.2	52.3	148.4	116.7
Total costs of sales	$124.5	$80.3	$236.3	$188.3
Gross profit	$222.6	$115.1	$419.7	$247.6

Other operating expenses (income)
Impairment charges (note 7)	$7.5	$—	$7.5	$271.7
General and administrative expenses	5.4	4.9	9.6	9.8
Share-based compensation expenses (note 12)	5.0	6.8	7.0	8.1
Gain on sale of gold bullion	(0.6)	(2.4)	(1.2)	(4.4)
Total other operating expenses (income)	$17.3	$9.3	$22.9	$285.2
Operating income (loss)	$205.3	$105.8	$396.8	$(37.6)
Foreign exchange loss and other income (expenses)	$(1.2)	$(0.1)	$(1.3)	$(0.2)

Income (loss) before finance items and income taxes	$204.1	$105.7	$395.5	$(37.8)

Finance items (note 14)
Finance income	$1.7	$1.0	$2.4	$1.9
Finance expenses	(1.1)	(0.8)	(1.9)	(1.9)
Net income (loss) before income taxes	$204.7	$105.9	$396.0	$(37.8)

Income tax expense (recovery) (note 15)	29.4	11.5	49.2	(33.4)
Net income (loss)	$175.3	$94.4	$346.8	$(4.4)

Other comprehensive income (loss)

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$17.7	$29.4	$27.1	$(34.2)

Items that will not be reclassified subsequently to profit and loss:
Gain on changes in the fair value of equity investments
at fair value through other comprehensive income ("FVTOCI"),
net of income tax (note 5)	46.7	37.0	65.3	1.7
Other comprehensive income (loss)	$64.4	$66.4	$92.4	$(32.5)

Comprehensive income (loss)	$239.7	$160.8	$439.2	$(36.9)

Earnings (loss) per share (note 17)
Basic	$0.92	$0.50	$1.82	$(0.02)
Diluted	$0.92	$0.50	$1.81	$(0.02)
Weighted average number of shares outstanding (note 17)
Basic	191.0	190.2	191.0	189.6
Diluted	191.4	190.6	191.3	189.6

The accompanying notes are an integral part of these condensed consolidated financial statements and can be found in our Q2/2021 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the six months ended
	June 30,
	2021	2020
Cash flows from operating activities
Net income (loss)	$346.8	$(4.4)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depletion and depreciation	148.4	116.7
Share-based compensation expenses	3.0	2.5
Impairment charges	7.5	271.7
Unrealized foreign exchange loss	0.3	0.4
Deferred income tax expense (recovery)	11.9	(57.9)
Other non-cash items	(2.4)	(5.6)
Acquisition of gold bullion	(21.2)	(17.6)
Proceeds from sale of gold bullion	17.5	28.1
Operating cash flows before changes in non-cash working capital	$511.8	$333.9
Changes in non-cash working capital:
(Increase) decrease in receivables	$(22.3)	$19.4
(Increase) decrease in prepaid expenses and other	(12.0)	2.3
Decrease in current liabilities	(8.0)	(10.2)
Net cash provided by operating activities	$469.5	$345.4

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(733.5)	$(38.3)
Acquisition of energy well equipment	(0.7)	(0.2)
Proceeds from sale of investments	12.7	—
Issuance of loan receivable	—	(15.0)
Net cash used in investing activities	$(721.5)	$(53.5)

Cash flows used in financing activities
Payment of dividends	$(87.0)	$(76.0)
Proceeds from draw of revolving credit facilities	150.0	—
Repayment of revolving credit facilities	(150.0)	—
Repayment of term loan	—	(80.0)
Proceeds from at-the-market equity offerings	—	107.3
Credit facility amendment costs	(0.1)	—
Proceeds from exercise of stock options	0.3	6.0
Net cash used in financing activities	$(86.8)	$(42.7)
Effect of exchange rate changes on cash and cash equivalents	$2.3	$(2.8)
Net change in cash and cash equivalents	$(336.5)	$246.4
Cash and cash equivalents at beginning of period	$534.2	$132.1
Cash and cash equivalents at end of period	$197.7	$378.5

Supplemental cash flow information:
Dividend income received	$13.9	$3.7
Interest and standby fees paid	$1.3	$1.3
Income taxes paid	$51.3	$33.5

The accompanying notes are an integral part of these condensed consolidated financial statements and can be found in our Q2/2021 Quarterly Report available on our website